LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

nquint@luselaw.com

(202) 274-2007

July 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: David Lin, Esq.

Re:	Waterstone Financial, Inc. (Registration No. 333-189160)
Registration Statement on Form S-1

Dear Mr. Lin:

On behalf of Waterstone Financial, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting to the Securities and Exchange Commission (the “SEC”) Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). The Amended S-1 reflects a change in the price per share at which the common stock is being sold to $10.00, an increase in the independent appraisal and the inclusion of a Recent Developments section.

In addition, set forth below are the comments from the Staff received by telephone on July 29, 2013, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

1.	On Page 122, please remove the qualification as to whether loans to insiders involve more than the normal risk of collection nor present other unfavorable features.

Page 148 has been revised, as requested.

Additionally, as discussed with the SEC Staff, the Company acknowledges that if it determines to: (i) utilize sweep arrangements or delivery versus payment settlement procedures in a syndicated community offering, or (ii) undertake a firm commitment underwritten offering, that the SEC would view either of such actions as a change to the plan of distribution as disclosed in the prospectus (under the section entitled “The Conversion and Offering—Syndicated or Firm Commitment Underwritten Offering” ) that would require revised disclosure be submitted in a post-effective amendment to the Amended Registration Statement.

Securities and Exchange Commission

July 30, 2013

We trust the foregoing is responsive to the staff’s comments. We request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	Douglas S. Gordon, President and
Chief Executive Officer
Eric Luse, Esq.